Exhibit 99.1

Dear Prosensa Employees,

I am thrilled to share with you today that BioMarin announced that we will launch a tender offer for the purchase 100% of Prosensa’s outstanding shares, which means that, upon the satisfaction of certain conditions, including the tender of 80% of Prosensa’s outstanding ordinary shares into the tender offer, we would acquire Prosensa. Assuming a successful closing of the transaction, I would like to welcome you to BioMarin. After completion of the transaction, you will become part of an exciting organization that shares your focus on making a big difference for small patient populations. Because we mostly develop treatments for ultra-rare genetic diseases, which mostly affect children, we are fortunate that we have the opportunity to truly know and care about the patients who take our therapies. I am looking forward to meeting you, and meeting the families in the Duchenne Muscular Dystrophy (DMD) community.

As a Propensa employee, for most of you, this acquisition probably won’t change much of your day-to-day work, except that you’ll be doing it under the BioMarin name. You will still continue the important work that you are doing for boys affected with DMD. During the period before the deal officially closes, BioMarin and Prosensa will be working together on the transition plan, which we will communicate to you as the plan develops and implement it after the closing.

For those of you not familiar with BioMarin, we are a global company that focuses on rare genetic diseases. BioMarin is a truly global company, and most of our revenues are generated outside of the United States. We are committed to serving patients around the world. I was born in France and spent my formative teenage years in Paris. I have lived in the United States for more than 25 years and still have family in France.

We have entered into this deal because we believe that the employees of Prosensa have done an exceptional job of developing the best drug candidate to treat DMD and believe that we share the same values. Like you, we are good at developing therapies for rare diseases, we can do a lot with a little, we are adaptable, and we are good at managing risk.

One of the things that excites me most about this opportunity is the commitment we are making to the families with children with DMD. Just as we have done with our other therapies, we are looking to make a big difference for this small patient population with Prosensa’s experimental therapy, drisapersen. We are impressed with Prosensa’s promising exon-skipping technology, which has the potential to not only help this patient population, but may be able to help a broader group of the DMD population. From a patient perspective, this is the best possible outcome in drug development, and it is good for our business.

My vision for this acquisition for BioMarin is to create a DMD franchise in the same way that we created the Mucopolysaccharidoses (MPS) franchise and to do it in significantly less time. To accomplish that, we need the Prosensa employees to maintain their focus on current goals around the development of drisapersen in DMD.

You should feel good about our company, which is succeeding on all fronts. We have pulled together to move VIMIZIM from approval to successful commercial product, we have continued to grow our legacy products in the double digits, and our future is bright with one of the most exciting pipelines in the industry, which is about to get more exciting with the addition of the

Propensa molecules. Thank you for all of your work on behalf of our potential future patients. I look forward to sharing more information about this important news in the coming weeks.

Sincerely,

JJ Bienaimé

CEO, BioMarin Pharmaceutical Inc.

Additional Information

The Offer described in this communication has not yet commenced, and this communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Prosensa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). Thereafter, Prosensa will file a solicitation/recommendation statement on 14D-9 with the SEC. The solicitation and offer to purchase ordinary shares of Prosensa will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

Investors and security holders of Prosensa are urged to read both the schedule to (and the included offer to purchase) and the solicitation/recommendation statement, as they may be amended from time to time and other relevant documents filed with the SEC when they become available before they make any decision with respect to the tender offer, because they will contain important information about the terms of the offer, the proposed transactions and the parties thereto.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement.